Exhibit 99.(c)(5)

Neptune Special Committee Project Galaxy Update October 25, 2006 Confidential Presentation to:

Agenda Recent discussions with JP Morgan Process Diligence items Current strategic plan / 3-5 year forecast Historical management reporting information Regular internal reports showing statistics used to track the business Competitive positioning Existing third party consultant reports Capitalization table Simpson Thatcher determination regarding involvement of Venus appointed Neptune Board Members Update on shareholder meetings TCS Capital Neuberger Berman – Meeting scheduled for Thursday, October 26th Due diligence update Discussion of independent patent portfolio review / valuation Discussion Topics 1

Due Diligence Update Detailed business review by product and region Historical financial performance by product and region Patents JVs (Japan, France, Brazil) Review of terms and business mix of each JV Discussion of ongoing China JV negotiations NOLs (Leslie Benson – VP of Finance, PWC) Current balances and restrictions on use by Neptune / Venus Synergies / Venus Relationship Rationale for Venus acquisition of Neptune (Pulver, Sloan, Schwartz) Overview of non-compete agreement (Shapiro) CTO Discussion (Jon Kleine) Capacity / redundancy by product Meetings Held Thus Far Review of 5-year projection model Base case Upside case Financial synergies Discussions with: Regional Managing Directors Sales Officers Others Upcoming Meetings / Topics 2

Near-Term Diligence and Process Schedule

October 2006						
S	M	T	W	T	F	S
1	2	3	4	5	6	7
8	9	10	11	12	13	14
15	16	17	18	19	20	21
22	23	24	25	26	27	28
29	30	31				

10th = Kick-off Meeting 31st = Board Meeting

November 2006						
S	M	T	W	T	F	S
			1	2	3	4
5	6	7	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30		

23rd = Thanksgiving

Date	Description of Events	Attendees
October 10	◆ Kick-off Meeting with the Special Committee	SC / LB / GDC / MGMT / BC
October 12	◆ Detailed Product and Historical Financial Review	LB / MGMT
October 13	◆ Detailed Product and Historical Financial Review (cont'd)	LB / MGMT
October 16	◆ Corporate Expense and Balance Sheet Discussion	LB / MGMT
October 18	◆ Special Committee Update Call	SC / LB / GDC / MGMT / BC
October 18	◆ Patents Discussion	LB / MGMT / Patent Lawyers
October 19	◆ CTO Meeting	LB / MGMT
October 23	◆ NOL, JV and Synergy Discussion	LB / MGMT / Accountants
October 24	◆ Non-Competes	LB / MGMT
October 24	◆ Meeting with TCS Capital	LB / GDC
October 25	◆ Special Committee Update Call	SC / LB / GDC / MGMT / BC
October 26	◆ Meeting with Neuberger Berman	LB / GDC
October 31	◆ Neptune Board Meeting, Special Committee Meeting – Preliminary Diligence Overview	SC / LB / GDC / MGMT / BC
November 2	◆ Neptune 3Q Earnings Call	MGMT

Special Committee = SC **Management = MGMT** **Lehman Brothers = LB** **Bryan Cave = BC** **Gibson, Dunn & Crutcher = GDC**

LEHMAN BROTHERS

3

Recent Neptune Stock Price Performance Neptune has traded through the Venus offer price of $16 / share Recent Stock Price Performance Since Announcement Venus offer price of $16 Monday 10/16: Barron’s report released saying takeover price may need to be as high as $25 / share Tuesday 10/17: Stifel Nicolaus lowered Neptune rating to hold Note: 30-day average trading value prior to announcement was $14.59. 30-day average trading volume prior to announcement was ~62,000. 1. Includes Data Monitor, Greenfield Online and Harris Interactive. 2. Includes Arbitron, GFK, Ipsos, Thomson and TNS. 3. Includes Blackboard, Concur Technologies, Omniture, RightNow, Salesforce.com, Ultimate Software Group, Unica and WebsideStory. 4. Includes 24/7 Real Media, aQuantive, Digitas and ValueClick. 5. Includes Amazon, eBay, Google and Yahoo!. (1) (2) (4) (5) (3) Volume (000) 4 10/6/2006 10/12/2006 10/18/2006 10/25/2006 95% 100% 105% 110% 115% 120% 0 500 1,000 1,500 2,000 2,500 Indexed Price Neptune Market Research (Online) Market Research (Offline) On Demand Software Digital Marketing Online Leaders NASDAQ